UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Plymouth Industrial REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

729640102

(CUSIP Number)

August 18, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 729640102	Schedule 13G

1	Name of Reporting Person Pacific Oak SOR Properties, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,521,276
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,521,276

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,521,276
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.5%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 729640102	Schedule 13G

1	Name of Reporting Person Pacific Oak SOR (BVI) Holdings, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,521,276
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,521,276

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,521,276
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.5%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 729640102	Schedule 13G

1	Name of Reporting Person Pacific Oak Strategic Opportunity Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,521,276
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,521,276

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,521,276
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.5%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 729640102	Schedule 13G

1	Name of Reporting Person Pacific Oak Strategic Opportunity REIT, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,521,276
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,521,276

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,521,276
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.5%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 729640102	Schedule 13G

1	Name of Reporting Person Pacific Oak Strategic Opportunity REIT II, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 39,384
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 39,384

9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,384
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.2%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 729640102	Schedule 13G

1	Name of Reporting Person Pacific Oak Capital Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,560,660
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,560,660

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,560,660
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.6%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 729640102	Schedule 13G

1	Name of Reporting Person Keith D. Hall
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,560,660
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,560,660

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,560,660
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.6%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 729640102	Schedule 13G

1	Name of Reporting Person Peter McMillan III
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,560,660
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,560,660

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,560,660
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.6%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Plymouth Industrial REIT, Inc., a Maryland corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

20 Custom Street, 11th Floor, Boston, Massachusetts 02110.

Item 2.

(a)	Name of Person Filing:

This Statement is being filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by the persons and entities listed in items (i) through (viii) below (collectively, the “Reporting Persons”):

(i)	Pacific Oak SOR Properties, LLC, a Delaware limited liability company (“SOR Properties”);

(ii)	Pacific Oak SOR (BVI) Holdings, Ltd., a private company limited by shares according to the British Virgin Islands Business Companies Act, 2004 (“SOR BVI”);

(iii)	Pacific Oak Strategic Opportunity Limited Partnership, a Delaware limited partnership (“SOR OP”);

(iv)	Pacific Oak Strategic Opportunity REIT, Inc., a Maryland corporation (“SOR REIT”);

(v)	Pacific Oak Strategic Opportunity REIT II, Inc., a Maryland corporation (“SOR REIT II”);

(vi)	Pacific Oak Capital Advisors LLC, a Delaware limited liability company (the “Advisor”);

(vii)	Keith D. Hall, a United States citizen; and

(viii)	Peter McMillan III, a United States citizen.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the 1934 Act, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the shares held by members of the group. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

Pacific Oak Holding Group, LLC, a Delaware limited liability company, is the sole member of the Advisor, which is the external advisor to SOR REIT and SOR REIT II. Keith D. Hall and Peter McMillan III are the members of Pacific Oak Holding Group, LLC and each own 50% of Pacific Oak Holding Group, LLC.

SOR Properties is wholly owned by SOR BVI. SOR BVI is wholly owned by SOR OP. SOR REIT is the general partner of SOR OP.

(b)	Address of Principal Business Office, or, if none, Residence:

The business address of SOR Properties, SOR BVI, SOR OP and SOR REIT is:

c/o Pacific Oak Strategic Opportunity REIT, Inc.

11766 Wilshire Blvd., Suite 1670

Los Angeles, California 90025

The business address of SOR REIT II is:

c/o Pacific Oak Strategic Opportunity REIT II, Inc.

11766 Wilshire Blvd., Suite 1670

Los Angeles, California 90025

The business address of the Advisor and Messrs. Hall and McMillan is:

c/o Pacific Oak Capital Advisors, LLC

11766 Wilshire Blvd., Suite 1670

Los Angeles, California 90025

(c)	Citizenship:

Citizenship or place of organization for each Reporting Person is given in Item 2(a) above.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share, of the Issuer.

(e)	CUSIP Number:

729640102

Item 3.

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.S. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________________

Item 4. Ownership.

(a)-(c)

The Reporting Persons beneficially own an aggregate of 1,560,660 shares of Common Stock, which represent, in the aggregate, approximately, 6.6% of the outstanding shares of Common Stock. The percentage of beneficial ownership reported in this Schedule 13G is based on an aggregate of 23,544,833 shares of Common Stock outstanding as of August 21, 2020, based on information provided by the Issuer in a prospectus supplement filed on August 19, 2020 and assuming all 7,500,000 shares of Common Stock being offered pursuant to such prospectus were sold by the Issuer pursuant to the underwriting agreement disclosed by the Issuer on Form 8-K filed on August 19, 2020.

1,521,276 shares of Common Stock are owned of record by SOR Properties. SOR BVI, SOR OP, SOR REIT, the Advisor and Messrs. Keith D. Hall and Peter McMillan III may be deemed to be the beneficial owner of the securities beneficially owned directly by SOR Properties, and each disclaims beneficial ownership of the securities. For purposes of this Schedule 13G, SOR Properties SOR BVI, SOR OP, SOR REIT, the Advisor and Messrs. Keith D. Hall and Peter McMillan III are reporting shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, all these 1,521,276 shares of Common Stock.

39,384 shares of Common Stock are owned of record by SOR REIT II. The Advisor and Messrs. Keith D. Hall and Peter McMillan III may be deemed to be the beneficial owner of the securities beneficially owned directly by SOR REIT II, and each disclaims beneficial ownership of the securities. For purposes of this Schedule 13G, SOR REIT II, the Advisor and Messrs. Keith D. Hall and Peter McMillan III are reporting shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, all these 39,384 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the 1934 Act, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the shares held by members of the group. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, each Reporting Person certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: August 28, 2020

PACIFIC OAK SOR PROPERTIES, LLC

By: Pacific Oak SOR (BVI) Holdings, Ltd., its sole member

By: Pacific Oak Strategic Opportunity Limited Partnership, its sole shareholder

By: Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

PACIFIC OAK SOR (BVI) HOLDINGS, LTD.

By: Pacific Oak Strategic Opportunity Limited Partnership, its sole shareholder

By: Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

PACIFIC OAK STRATEGIC OPPORTUNITY LIMITED PARTNERSHIP

By: Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

	By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

PACIFIC OAK CAPITAL ADVISORS LLC

By: Pacific Oak Holding Group, LLC, its sole member

By:	/s/ Peter McMillan III
Peter McMillan III, Member

By:	/s/ Keith D. Hall
Keith D. Hall, Member

KEITH D. HALL

/s/ Keith D. Hall

PETER MCMILLAN III

/s/ Peter McMillan III

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

Dated as of August 28, 2020

PACIFIC OAK SOR PROPERTIES, LLC

By: Pacific Oak SOR (BVI) Holdings, Ltd., its sole member

By: Pacific Oak Strategic Opportunity Limited Partnership, its sole shareholder

By: Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

			By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

PACIFIC OAK SOR (BVI) HOLDINGS, LTD.

By: Pacific Oak Strategic Opportunity Limited Partnership, its sole shareholder

By: Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

		By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

PACIFIC OAK STRATEGIC OPPORTUNITY LIMITED PARTNERSHIP

By: Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

	By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

PACIFIC OAK STRATEGIC OPPORTUNITY REIT II, INC.

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

PACIFIC OAK CAPITAL ADVISORS LLC

By: Pacific Oak Holding Group, LLC, its sole member

	By:	/s/ Peter McMillan III
Peter McMillan III, Member

	By:	/s/ Keith D. Hall
Keith D. Hall, Member

KEITH D. HALL

/s/ Keith D. Hall

PETER MCMILLAN III

/s/ Peter McMillan III